Exhibit 4.16


                            Debt Repayment Agreement
                                # 01-01-06/07-277

City of Moscow                                                     June 19, 2003

     The Russian Federation Finance Ministry, referred to hereinafter as "MinFin," represented by A.V. Ulyukayev, First Deputy Finance Minister of the Russian Federation who is acting under the Regulations on the Russian Federation Finance Ministry and Order #156 of the Russian Federation Finance Ministry dated May 27, 2003, as the party of the first part;

     the USSR Bank for External Economic Activities (Vneshekonombank), referred to hereinafter as the "Agent," represented by its Chairman V.A. Chernukhin who is acting under the Charter, as the party of the second part; and

     Open Joint Stock Company of Long Distance and International
Telecommunications Rostelecom, referred to hereinafter as the "Borrower," represented by Director General S.I. Kuznetsov who is acting under the Charter, as the party of the third part;

     jointly referred to as the "Parties,"

     have entered into this Agreement with regard to the following.

                                    Preamble

     The Parties state as follows:

     (A) This Agreement shall be made in accordance with Article 115 of Federal Law #176-FZ "On the Federal Budget for 2003" dated December 24, 2002 and with Russian Federation Government Resolution #221 "On Approving the Rules for the Repayment of Indebtedness to the Federal Treasury Denominated in Foreign Exchange, with Government Securities and Rights of Claim under Russian Federation Obligations Comprising the External Debt of the Russian Federation" dated April 16, 2003.

     (B) MinFin, the Agent and the Borrower entered into debt obligation #3-1-3-14 dated August 16, 1994 (referred to hereinafter as the "Debt Obligation") whereunder the Borrower undertook to pay, in favor of the Russian Federation Government, amounts paid or to be paid out of the federal treasury (or other sources at the disposal of the Russian Federation Government) in favor of the Export and Import Bank of Japan (referred to hereinafter as the "Lender") under a loan agreement dated July 6, 1994 between the Lender and the Agent inasmuch as payments to the Lender were made in connection with the provision by the latter of funds for payments under contract #1 dated October 11, 1993 between the Borrower and Sumimoto Corporation amounting to 85 percent of the full value of the contract equivalent to twenty-one billion forty-nine million nine hundred eighty-nine thousand nine hundred Japanese yen ((Y)21,049,989,900).

     (C) Pursuant to the terms of the Debt Obligation, the Borrower's obligations outstanding as of June 1, 2003 amount to fourteen billion five hundred sixteen million five hundred five thousand eight hundred twenty-eight Japanese yen ((Y)14,516,505,828) which, at the exchange rates determined by the Bank of Russia as of June 1, 2003 (US$1 = RUR30.709; (Y)100 = RUR25.9498),
amounts to one hundred twenty-two million six hundred sixty-seven thousand seven hundred fifty-nine US dollars and sixty cents (US$122,667,759.60), including:
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     overdue commission payments in the amount of nineteen million seven hundred thirty-three thousand three hundred ninety-three Japanese yen ((Y)19,733,393), which, at the exchange rates determined by the Bank of Russia as of June 1, 2003, amounts to one hundred sixty-six thousand seven hundred fifty-one US dollars and sixty-four cents (US$166,751.64);

     overdue interest in the amount of forty-four million seven hundred sixteen thousand eight hundred sixty-seven Japanese yen ((Y)44,716,867), which, at the exchange rates determined by the Bank of Russia as of June 1, 2003, amounts to three hundred seventy-seven thousand eight hundred sixty-seven US dollars and sixty-five cents (US$377,867.65);

     overdue repayment of principal in the amount of eleven billion six hundred million five hundred fifty-two thousand nine hundred forty-eight Japanese yen ((Y)11,600,552,948), which, at the exchange rates determined by the Bank of Russia as of June 1, 2003, amounts to ninety-eight million twenty-seven thousand two hundred ninety-seven US dollars and eighty-two cents (US$98,027,297.82);

     there are no payments yet to mature under the Debt Obligation (commissions, interest or principal);

     accrued penalties and fines amounting to two billion eight hundred fifty-one million five hundred two thousand six hundred twenty Japanese yen ((Y)2,851,502,620), which, at the exchange rates determined by the Bank of Russia as of June 1, 2003, amounts to twenty-four million ninety-five thousand eight hundred forty-two US dollars and forty-nine cents (US$24,095,842.49).

     (D) Pursuant to Section 1.1.3 of Article 1 of the Agreement between the Government of the Russian Federation and the Government of the Slovak Republic on the restructuring of the debt of the former USSR and the Russian Federation to the Slovak Republic dated June 24, 1994 and with due regard for the Protocol dated August 28, 2002 on amendments to the said Agreement, rights of claim under Russian Federation obligations comprising the external debt of the Russian Federation shall be debt claims against the Russian Federation with respect to the principal amount of the debt in the "1990 Balance of Payments" category certified by Debt Claim Assignment Certificates (referred to hereinafter as the "Russian Federation Debt Instrument").

                             1. Subject of Agreement

     1.1 The Parties agree to repay part of the monetary obligations of the Borrower to the federal treasury under the Debt Obligation totaling ninety-eight million six hundred ninety-two thousand four hundred nine US dollars and ninety-five cents (US$98,692,409.95) by assigning the Russian Federation Debt Instrument to MinFin.

     The transfer of the Russian Federation Debt Instrument shall be accompanied by the transfer of Debt Claim Assignment Certificates totaling ninety-eight million six hundred ninety-two thousand four hundred nine US dollars and ninety-five cents (US$98,692,409.95) signed by the Government of the Slovak Republic and Vneshekonombank, each Debt Claim Assignment Certificate directly endorsed by Vneshekonombank and countersigned by MinFin to evidence its consent to the assignment.

     The Russian Federation Debt Instrument shall be transferred to MinFin free from any encumbrances or third party rights.

     1.2 The Russian Federation Debt Instrument shall be accepted by MinFin as repayment of the Borrower's obligations arising out of the Debt Obligation (Section (B) of the Preamble) based on its par value specified in the second paragraph of Section 1.1 of this Article. The transfer of the Russian Federation Debt Instrument shall discharge the following monetary obligations of the Borrower to MinFin under the Debt Obligation:

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     overdue commissions in the amount of one hundred sixty-six thousand seven hundred fifty-one US dollars and sixty-four cents (US$166,751.64), which constitutes one hundred percent (100%) of overdue commissions;

     overdue interest in the amount of three hundred seventy-seven thousand eight hundred sixty-seven US dollars and sixty-five cents (US$377,867.65), which constitutes one hundred percent (100%) of overdue interest;

     overdue repayment of principal in the amount of ninety-eight million twenty-seven thousand two hundred ninety-seven US dollars and eighty-two cents (US$98,027,297.82), which constitutes one hundred percent (100%) of overdue principal; and

     accrued penalties and fines in the amount of one hundred twenty thousand four hundred ninety-two US dollars and eighty-four cents (US$120,492.84), which constitutes 0.50006 percent of the overdue accrued penalties and fines.

     1.3 The remaining overdue indebtedness of the Borrower under the Debt Obligation in the amount of two billion eight hundred thirty-seven million two hundred forty-three thousand four hundred ninety-five Japanese yen ((Y)2,837,243,495), including penalties and fines in the amount of two billion eight hundred thirty-seven million two hundred forty-three thousand four hundred ninety-five Japanese yen ((Y)2,837,243,495), shall be repaid by the Borrower in accordance with the terms of the Debt Obligation.

                    2. Rights and Obligations of the Parties

     2.1 By July 1, 2003, the Borrower shall transfer, to MinFin, the Russian Federation Debt Instrument totaling ninety-eight million six hundred ninety-two thousand four hundred nine US dollars and ninety-five cents (US$98,692,409.95).

     2.2 With the Agent's participation, MinFin shall accept, under an acknowledgment of acceptance and delivery, the Debt Claim Assignment Certificates specified in the second paragraph of Section 1.1 hereof.

     2.3 As the Borrower performs the obligation provided for under Section 2.1 of this Article and as the acknowledgment of acceptance and delivery specified in Section 2.2 of this Article is drawn up, the Agent shall, within three days, make settlements hereunder, of which the Agent shall notify MinFin and the Borrower in writing.

     2.4 Within three days of receipt by MinFin of the Agent's notice specified in Section 2.3 of this Article, MinFin shall give the Borrower and the Agent official notice in writing that the debt in the amount specified in the Agent's notice has been written off.

     In the event the Russian Federation Debt Instrument is transferred for the Borrower by a third party, MinFin shall give the said official notice in writing to the Borrower, the Agent and such third party.

                           3. Liability of the Parties

     3.1 In the event of non-performance by the Borrower of the obligations specified in Section 2.1 hereof by July 1, 2003, this Agreement shall lose its validity and all the obligations arising out of the Debt Obligation and existing among the Parties prior to the making hereof shall be restored in full.

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                              4. Term of Agreement

     4.1 This Agreement shall enter into force as of the moment of its execution and shall remain in force until the Parties discharge their obligations unless otherwise provided for hereunder.

     4.2 Any amendments or additions hereto shall be made in writing and executed by the Parties' authorized persons.

     4.3 This Agreement shall remain in force in the event of change in the details of the Parties or in their constituent documents, including changes in their organizational and legal form. In the event of change in their details, the Parties shall so notify one another within five calendar days.

                                5. Miscellaneous

     5.1 The terms hereof shall be confidential and may not be disclosed.

     5.2 The Parties shall do their utmost to prevent their employees, agents or successors from advising third parties, without the other Party's prior consent, of any details hereof.

     5.3 MinFin and the Agent hereby confirm that, pursuant to Article 313 of the Russian Federation Civil Code, they shall accept the Russian Federation Debt Instrument (Debt Claim Assignment Certificates) from a third party if the Borrower entrusts performance of its obligations hereunder to such third party and the Russian Federation Debt Instrument (Debt Claim Assignment Certificates) is/are transferred by the deadline specified in Section 2.1 hereof. Under such circumstances the transfer of the Russian Federation Debt Instrument (Debt Claim Assignment Certificates) shall be effected under a separate assignment agreement to be made by and among MinFin, the Agent and such third party.

     5.4 With respect to any other matters not covered hereunder the Parties shall be guided by Russian Federation law.

     5.5 Disputes that may arise among the Parties in connection with non-performance or improper performance by the Parties of their obligations hereunder shall be settled by the Arbitrazh Court of the City of Moscow.

     5.6 This Agreement is made in three original counterparts, each having equal legal validity, one counterpart for each of MinFin, the Agent and the Borrower.

           6. Addresses, Banking Details and Signatures of the Parties

Russian Federation Finance Ministry
9 Ilyinka, Moscow 103097
Settlement Account 47422840200005340001
with Vneshekonombank                                  _________/signed/_________

                                                                          [Seal]

USSR Bank for External Economic Activities (Vneshekonombank)
9, prosp. Akademika Sakharova, Moscow 107996
Corr/acc: 30101810500000000060 with OPERU of Moscow GTU of the Bank of Russia (BIC 044525000)
Code OKONKh 96110, Code OKPO 00005061
BIC 044525060, head participant code MEP 55
TIN 7708011796                                        _________/signed/_________

                                                                          [Seal]

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Open Joint Stock Company of Long Distance and International Telecommunications
Rostelecom 14, Ul. 1-ya Tverskaya-Yamskaya, Moscow 125047 Settlement Account 40702810800000001375 with KP "Russkiy Industialniy Bank" Corr/acc
30101810500000000202 with branch No. 5 of Moscow GTU of the Bank of Russia BIC 044552202 TIN 7707049388

                                                      _________/signed/_________
                                                      Chief Accountant
                                                      OJSC Rostelecom
                                                      /A.A. Lutsky/

                                                                          [Seal]

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